SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

FEEL GOLF CO., INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

314294
(CUSIP Number)

1354-T Dayton St.
Salinas, CA 93901
(831) 422-9300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

February 2000
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Lee Miller

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,797,764
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,797,764
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,797,764

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.55%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Feel Golf Co., Inc., a California corporation, with its principal place of business located at 1354-T Dayton St., San Francisco, CA, 94105. The telephone number is (831) 422-9300.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Lee Miller who is hereinafter sometimes referred to as the “Reporting Person.” Currently the Reporting Person is the Chief Executive Officer & Interim CFO of the Issuer. His residence address is 25943 Deer Run Lane, Salinas, CA 93908.

Lee Miller is the Trustee of the Miller Family Trust and has investment control of its shares of our common stock, with its principal place of business located at 25943 Deer Run Lane, Salinas, CA 93908.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

8,331,545 shares were issued to Miller Family Trust on March 18, 2009.  The shares were paid for in capital via personal funds.

1,384,683 shares were issued to Miller Family Trust on December 21, 2000.  The shares were paid for via personal funds.

450,586 shares were issued to Miller Family Trust on October 31, 2002.  The shares were paid for via personal funds.

130,950 shares were issued to Miller Family Trust on January 31, 2002.  The shares were paid for via personal funds.

1,000,000 shares were issued to Miller Family Trust on January 2, 2008.  The shares were a personal debt conversion and are now held in the name of Cede & Co.

700 shares were sold by Miller Family Trust on April 1, 2009 at a price of $.03 a share.

350,000 shares were sold by Miller Family Trust on July 20, 2010 at a price of $.046 a share.

50,000 shares were sold by Miller Family Trust on July 21, 2010 at a price of $.047 a share.

2,500,000 shares were issued to Miller Family Trust on August 6, 2010 for services rendered.

ITEM 4. PURPOSE OF TRANSACTION.

8,331,545 shares were issued to Miller Family Trust on March 18, 2009.  The shares were paid for in capital via personal funds.

1,384,683 shares were issued to Miller Family Trust on December 21, 2000.  The shares were paid for via personal funds.

450,586 shares were issued to Miller Family Trust on October 31, 2002.  The shares were paid for via personal funds.

130,950 shares were issued to Miller Family Trust on January 31, 2002.  The shares were paid for via personal funds.

1,000,000 shares were issued to Miller Family Trust on January 2, 2008.  The shares were a personal debt conversion and are now held in the name of Cede & Co.

700 shares were sold by Miller Family Trust on April 1, 2009 at a price of $.03 a share.

350,000 shares were sold by Miller Family Trust on July 20, 2010 at a price of $.046 a share.

50,000 shares were sold by Miller Family Trust on July 21, 2010 at a price of $.047 a share.

2,500,000 shares were issued to Miller Family Trust on August 6, 2010 for services rendered.

The Issuer may in the future exercise any and all of his rights as shareholders of the Issuer in a manner consistent with his equity interests. Depending on his evaluation of the factors listed above, the Reporting Person may take such actions with respect to his holdings in the Issuer as he deem appropriate in light of circumstances existing from time to time.

As of the date of this Schedule 13D, except as set forth above, the Reporting Person does not have any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, the Reporting Person holds a total of 12,797,764 shares of the issued and outstanding common stock of the Issuer.  Such amount represented 10.55% of the total issued and outstanding common shares of the Issuer.

          (b) The Reporting Person holds the sole voting and dispositive power over the shares of common stock of the Issuer as issued to the Reporting Person.

          (c)  The Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2010

By:	/s/ Lee Miller
Lee Miller
President